15026134

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68166

Mail Processing Section
APR 13 2015
Washington DC
201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Wesy Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W. Valley Blvd., Suite 298B
(No. and Street)

San Gabriel (City) CA (State) 91776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne Yiu 626-377-9988
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 West (Address) Southfield, (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Tr 4/14

Tr 4/14

OATH OR AFFIRMATION

I, Yvonne Yiu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key West Investments, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Yvonne Yiu 4/6/2015
Signature

CEO
Title

Winnes Wong 4/6/15
Notary Public

WINNES WONG
COMM. #2008138
Notary Public - California
Los Angeles County
My Comm. Expires Feb. 18, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE CERTIFICATE OF JURAT

State of CALIFORNIA
County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 6th day of APRIL, 2015, by YVONNE YIU (Name(s) of Signer(s)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Signature of Notary

WINNES WONG
COMM. #2008138
Notary Public - California
Los Angeles County
My Comm. Expires Feb. 18, 2017

OPTIONAL

The data below is not required by law, however it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

SIGNATURE AUTHORITY OF SIGNER:

- ☑ INDIVIDUAL
- ☐ CORPORATE OFFICER(S)

_______________ Title(s)

- ☐ PARTNER
  - o *LIMITED*
  - o *GENERAL*
- ☐ ATTORNEY-IN-FACT
- ☐ TRUSTEE(S)
- ☐ GUARDIAN/CONSERVATOR
- ☐ OTHER: _______________

NAME(S) OF PERSON(S) OR ENTITY(IES) SIGNER IS REPRESENTING:

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL AUDITED REPORT FORM X-17A-5 PART III
Title of Type of Document

THREE (3)
Number of Pages

4-6-2015
Date of Document

SIGNER(S) OTHER THAN NAMED ABOVE:

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Key West Investments, LLC
33 E. Valley Blvd
Alhambra , CA 91801

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Key West Investments, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Key West Investments, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key West Investments, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Key West Investments, LLC financial statements. Supplemental Information is the responsibility of Key West Investments, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the

to the financial statements as a whole.

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended December 31, 2014

ASSETS	
Current assets	
Cash	$ 64,777
Accounts receivable	12,786
Other current assets	
Deposits	5,634
Total current assets	83,197
Fixed assets	
Furniture & equipment, net	4,044
Total fixed assets	4,044
Total assets	87,241
LIABILITIES	
Current liabilities	
Accounts payable	9,922
Accrued liabilities	5,001
Total liabilities, all current	14,923
EQUITY	
Contributed capital	663,994
Retained earnings	(543,428)
Net income	(48,248)
Total equity	72,318
TOTAL LIABILITIES & EQUITY	87,241

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Operations

As of and for the Year-Ended December 31, 2014

Income		
Commission income	$	213,014
Fee income		17,958
Other income		20,169
Total income		251,141
Expense		
Payroll		44,334
Commission		111,754
Depreciation		390
Professional fees		58,793
Rent		33,871
General		50,247
Total expense		299,389
Net loss		(48,248)

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Cash Flows

As of and for the Year-Ended December 31, 2014

Cash flows from operating activities:	
Net gain (loss)	($48,248)
Change in operating assets and liabilities:	
Accounts receivable	9,028
Security deposit	2,408
Prepaid assets	(1,215)
Furniture and equipment depreciation	390
Accounts payable and accrued expenses	(17,472)
Adjustments to retained earnings, prior period	25,572
Net cash provided (used) from operating activities	(29,536)
Cash flows from investing activities	-
Cash flows from financing activities:	
Capital additions (withdrawals)	37,108
Net increase (decrease) in cash	7,572
Cash at beginning of year	60,514
Cash at end of year	64,777

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Changes in Ownership Equity

As of and for the Year-Ended December 31, 2014

Beginning of period	$ 57,885
Less: Net loss	(48,248)
Plus: Member contributions	37,108
Plus: Prior period adjustments	25,573
Less: Dividends paid	-
Partners' equity end of period	72,318

The accompanying notes are an integral part of these financial statements.

KEY WEST INVESTMENTS, LLC

Financial Statements

Statement of Changes in Subordinated Liabilities

As of and for the Year-Ended December 31, 2014

Beginning of period	$ -
Plus: Additions	-
Less: Deductions	-
Partners' equity end of period	-

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Key West Investments, LLC (the Company) was formed as a California corporation on December 31, 2008. The Company has adopted a calendar year.

Description of Business

The Company, located in Los Angeles, CA, is a broker- dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer; additionally, the same provision exempts the firm from the computation of the reserve formula.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable -Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible they will be charged to operations when that determination is made.

KEY WEST INVESTMENTS, LLC
Notes to Financial Statements (Cont'd)

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing affiliate that settles trades.

Depreciation

The Company uses the double declining balance method of depreciation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others.
During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KEY WEST INVESTMENTS, LLC
Notes to Financial Statements (Cont'd)

Concentrations

The company has revenue concentrations; the firm specializes in sales of securities.

NOTE B -ACCRUED LIABILITIES

The amount of ~~$1,953~~ 5,001 represents payroll liabilities. and other accruals.

NOTE C --RENT

The amount of $33,871 represents the rent incurred for the office space.

NOTE D- SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through ~~March 5, 2014,~~ which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

February 16, 2015

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Computation of Net Capital

Total Stockholder's Equity	$72,318
Non-Allowable Assets	
Deposits	5,634
Furniture & equipment, net	4,044
Haircuts on Securities Positions	
Securities Haircuts	-
Undue Concentration Charges	-
Net Allowable Capital	62,640

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	995
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	57,640

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	14,923
Percentage of Aggregate Indebtedness to Net Capital	23.82%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2014	$ 28,738
Adjustments		
Increase (Decrease) in Equity		31,164
(Increase) Decrease in Non-Allowable Assets		2,738
(Increase) Decrease in Securities Haircuts		-
Net Capital per Audit		62,640
Reconciled Difference		-

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the Company had net capital of $62,640 which was $57,640 in excess of its required net capital of [$5,000. The Company's ratio of aggregate indebtedness to net capital was 23.82%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. Material differences reported as net capital in the audited computation of net capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1 reflects increases in equity due to prior period adjustments; primarily decreases in accounts payable of $36,109, and other differences comprised of various adjustments.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report (FOCUS IIA) filed pursuant to SEA Rule 15c3-1. Differences in net capital between this audit computation and the filed unaudited FOCUS IIA is explained supra. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

KEY WEST INVESTMENTS, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2014

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

KEY WEST INVESTMENTS LLC
MEMBER FINRA / SIPC / MSRB
227 W. VALLEY BOULEVARD, SUITE 298-B,
SAN GABRIEL, CALIFORNIA 91776

February 25, 2015

Ms. Anita Volkomer
FINRA Coordinator

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Key West Investments LLC:

1. Key West Investments LLC claims exemption 15c3-3(k)(2)(ii) from 15c3-3;
2. Key West Investments LLC has met the identified exemption from January 1, 2014 through December 31, 2014 without exception, unless, if applicable, as stated in number 3, below;
3. Key West Investments LLC has had no exceptions to report this fiscal year.

Sincerely,

Yvonne Yiu
CEO/CFO
Key West Investments, LLC

TEL: (626) 377-9988
FAX: (626) 377-9968
WWW.KEYWESTINVESTMENTS.COM